2022
REPORT TO
SHAREHOLDERS

EAGLE BANCORP, INC.

TO OUR SHAREHOLDERS

Celebration

This summer, our Bank will be celebrating the 25th anniversary of its founding. A quarter century is an exciting milestone for us, and we are grateful to our customers, shareholders, and all members of our EagleBank team that built such a successful and respected institution within our community.

For the past 25 years, Eagle has soared over many milestones. Seven quarters after our launch, in the first quarter of 2000, we turned our first profit. Our streak continues as we began 2023 by recording our 92nd consecutive profitable quarter[1]. With assets topping $11 billion, and offices in Maryland, Virginia and the District of Columbia, we are one of the largest community banks based in the Washington DC area, which remains one of the most attractive markets in the nation.

Culture and Community

A hallmark of Eagle is our **Relationships F-I-R-S-T** culture. This means we listen to what our customers say and remain **FLEXIBLE** with our "yes we can" solutions. We continue to build relationships that keep us **INVOLVED** with our clients. We take ownership of being **RESPONSIVE** to our clients' needs. And we build **STRONG** connections so that in uncertain times, we continue to be a **TRUSTED** partner.

As part of our relationships F-I-R-S-T culture, we continue to embrace diversity, equity and inclusion and we strive to do our part to make the world a better place to live, work and to conduct business.

- **Our Diversity, Equity and Inclusion Council** has successfully launched four employee resource groups and a mentorship program that formally pairs skilled, knowledgeable mentors with mentees who can learn from them through regular, ongoing interactions.

- **Our EagleBank Foundation** has provided over $5 million to local charities and organizations since its founding.

- **Our Environmental, Social and Governance ("ESG") Task Force** recently held its first meeting. The group will assist us in setting strategy with respect to ESG and work to maintain our commitment to ESG issues that concern all of us.

- **Our commitment to affordability** remains steadfast. Since the beginning of last year, we have announced financing for seven affordable housing projects and schools, with total aggregate financing of up to $308 million.

All of these initiatives, and others, are extremely important to us and have the full commitment of our board and executive team.

Results

On behalf of the Board of Directors of Eagle Bancorp, we are pleased to present our 2022 financial results in this report and highlight several achievements. Even with the challenges posed by higher interest rates, inflation and a potential recession, this past year has been a success.

One notable milestone in mid-2022 was the settlement agreements resolving outstanding investigations with two of our regulators, which put an end to several years of litigation. While the settlement agreements set earnings back in the first half of 2022, those one-time costs are now behind us, and we are now able to close that chapter and renew our focus on taking the bank to new heights into our next quarter century.

Our 2022 financial results were down from the prior year, but if adjusted to remove one-time events related to the settlement agreements, were closer to pre-pandemic results. In 2022, returns on average tangible common equity and average assets were 11.97% and 1.20% respectively, and earnings per share was $4.39. On an adjusted basis, earnings per share was $4.95[2].

For our shareholders, we continue to look to return cash through dividends. In the second quarter of 2022, we raised our quarterly dividend from $0.40 to $0.45 per share and declared total dividends of $1.75 per share for the year. Based on our fourth quarter 2022 dividend, our annualized dividend is now $1.80 per share, and based on the year-end closing stock price of $44.07 per share, our dividend yield was 4.08%.

Additionally, we continue to utilize stock repurchases to support our stock's value. In the fourth quarter of 2022, we repurchased 738,300 shares with a total aggregate value of $33.1 million. And for 2023, the board has adopted a new share repurchase program authorizing the repurchase of 1.6 million shares, or approximately 5% of outstanding shares.



Calling Bethesda home since 1998

Core Strengths

As we look at 2023, our core strengths give us the opportunity to overcome challenges in the market. Our balance sheet, equity base, asset quality and efficiency give us the foundation, resources, and confidence to continue to lend when other banks may pull back.

- **Our balance sheet** has been managed to limit the adverse impact of the risk of rising rates. Most of our loans are adjustable-rate loans and less than a quarter of our assets are in fixed rate securities.

- **Our equity** remains robust and provides us with financial flexibility. At year-end, tangible common equity was $1.1 billion, which was 10.2% of tangible assets[2]. This is well above the median of publicly traded banks and thrifts of 7.7%[3].

- **Our asset quality** metrics are strong and indicative of our long history of conservative underwriting standards. At year-end, non-performing assets were just 0.08% of assets, and charge-offs for the year were 0.01% of average loans.

- **Our efficiency** has been and continues to be among the best. With our branch light model, we continue to keep our noninterest expenses lower than others but still serve our clients who wish to visit a branch.

Gratitude

As our first quarter century comes to a close, we would like to thank our teammates for all their hard work. We also wish to express our gratitude to our customers, shareholders and partners in the community for putting your trust in Eagle.

Norman R. Pozez
Executive Chairman
of the Board

Susan G. Riel
President
Chief Executive Officer

[1]   From 1st quarter 2000 through 4th quarter 2022.
[2]   See non-GAAP reconciliation following the financial highlights.
[3]   Piper Sandler weekly publication, All Publicly-Traded U.S. Banks & Thrifts, March 13, 2023

SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Dollars in millions, except per share data

		FOR THE YEAR OR YEAR ENDED DECEMBER 31					
		'22	'21	'20	'19	'18	'17
PERFORMANCE	Net income	$ 140.9	$ 176.7	$ 132.2	$ 142.9	$ 152.3	$ 100.2
	Return on average assets	1.20%	1.49%	1.28%	1.61%	1.91%	1.41%
	Return on average tangible common equity	11.97%	14.73%	12.03%	13.40%	16.63%	12.54%
	Net interest margin	2.93%	2.81%	3.19%	3.77%	4.10%	4.15%
	Efficiency ratio[1]	46.3%	40.9%	39.3%	40.0%	37.3%	37.8%
PER COMMON SHARE	Diluted earnings	$ 4.39	$ 5.52	$ 4.09	$ 4.18	$ 4.42	$ 2.92
	Adjusted diluted earnings	$ 4.95	-	-	-	-	-
	Cash dividends	$ 1.75	$ 1.40	$ 0.88	$ 0.66	-	-
	Tangible book value per share[2]	$ 35.86	$ 38.97	$ 35.74	$ 32.67	$ 29.17	$ 24.67
	Common shares outstanding (in millions)	31.3	32.0	31.8	33.2	34.4	34.2
BALANCE SHEET	Assets	$ 11,151	$ 11,847	$ 11,118	$ 8,989	$ 8,389	$ 7,479
	Loans	7,636	7,066	7,760	7,546	6,991	6,412
	Allowance for loan losses	74	75	110	74	70	65
	Deposits	8,713	9,982	9,189	7,224	6,974	5,854
	Shareholders' equity	1,228	1,351	1,241	1,191	1,109	950
	Tangible common equity[3]	1,124	1,247	1,136	1,086	1,003	843
ASSET QUALITY	Net charge-offs to average loans	0.01%	0.18%	0.26%	0.13%	0.05%	0.06%
	Nonperforming assets to assets	0.08%	0.26%	0.59%	0.56%	0.21%	0.20%
	Allowance for credit losses to loans	0.97%	1.06%	1.41%	0.98%	1.00%	1.01%
CAPITAL	Common equity ratio	11.02%	11.40%	11.16%	13.25%	13.22%	12.71%
	Tangible common equity ratio	10.18%	10.60%	10.31%	12.22%	12.11%	11.44%
NON-GAAP RECONCILIATION	**NON-GAAP RECONCILIATION**						
	Book value per share	$ 39.18	$ 42.28	$ 39.05	$ 35.82	$ 32.25	$ 27.80
	Less: Intangible book value	3.32	3.31	3.31	3.15	3.08	3.13
	Tangible book value per share[2]	$ 35.86	$ 38.97	$ 35.74	$ 32.67	$ 29.17	$ 24.67
	Shareholders' equity	$ 1,228	$ 1,351	$ 1,241	$ 1,191	$ 1,109	$ 950
	Less: Intangible assets	104	104	104	105	106	107
	Tangible common equity[3]	$ 1,124	$ 1,247	$ 1,137	$ 1,086	$ 1,003	$ 843
	Assets	$ 11,151	$ 11,847	$ 11,118	$ 8,989	$ 8,389	$ 7,479
	Less: Intangible assets	104	104	105	105	106	107
	Tangible assets	$ 11,047	$ 11,743	$ 11,013	$ 8,884	$ 8,283	$ 7,372
	Average common shareholders' equity	$ 1,282	$ 1,305	$ 1,204	$ 1,172	$ 1,023	$ 906
	Less: Average intangible assets	104	104	104	105	107	107
	Average tangible common equity	$ 1,178	$ 1,201	$ 1,100	$ 1,067	$ 916	$ 799
	Net income per share (diluted)	$ 4.39	-	-	-	-	-
	Reversal: Accrual reduction[4]	(0.15)	-	-	-	-	-
	Reversal: Penalty and related[5]	0.71	-	-	-	-	-
	Adjusted net income per share (diluted)	$ 4.95	-	-	-	-	-

[1] Efficiency ratio, a non-GAAP financial measure, is computed by dividing non-interest expense by the sum of net interest income and non-interest income.

[2] Tangible book value per share, a non-GAAP financial measure, is defined as tangible common equity divided by common shares outstanding.

[3] Tangible common equity, a non-GAAP financial measure, is defined as shareholders' equity reduced by goodwill and other intangible assets.

[4] Reversal of accrual reduction for non-tax deductible expenses of $5.0 million related to share-based compensation awards and deferred compensation for the Company's former CEO and Chairman, recorded in the first quarter of 2022.

[5] Reversal of accrual for non-tax deductible expenses of $22.9 million in connection with the Company's agreements in principal with the SEC and FRB to resolve the previously disclosed investigations with respect to the Company, recorded in the second quarter of 2022.

ASSETS & TANGIBLE BOOK VALUES



COMMON EQUITY & CAPITAL RATIOS



NET INCOME & EPS (DILUTED)



LOANS & ASSET QUALITY



TOTAL SHAREHOLDER RETURN PERFORMANCE



Source: S&P Global Market Intelligence © 2023

COMPOUNDED ANNUAL GROWTH RATE

	12/31/12 to 12/31/22	12/31/12 to 3/3/23
◆ Eagle Bancorp, Inc.	10.3%	10.1%
● NASDAQ Composite Index	14.4%	15.4%
■ S&P 500 Index	12.6%	13.0%
▲ KBW NASDAQ Regional Banking Index	10.3%	10.4%

[1] See non-GAAP reconciliation on prior page.

BOARD OF DIRECTORS *

Norman R. Pozez
Executive Chairman of Eagle Bancorp, Inc.
Executive Chairman of EagleBank
Chairman and Chief Executive Officer of Uniwest Companies

Matthew D. Brockwell
Senior Vice President and Chief Financial Officer of the
University of Oklahoma

Steven J. Freidkin
Founder and Chief Executive Officer of Ntiva, Inc.

Ernest D. Jarvis
Managing Principal of Jarvis Commercial Real Estate

Theresa G. LaPlaca
Founder and President of TLP Leadership Advisory Services

A. Leslie Ludwig
Co-Founder of L&L Advisors

Kathy A. Raffa, CPA
Office Managing Partner of Marcum LLP's
Washington, DC, Region

Susan G. Riel
President and Chief Executive Officer of Eagle Bancorp, Inc.
President and Chief Executive Officer of EagleBank

James A. Soltesz, P.E. *
President and Chief Executive Officer of Soltesz, Inc.

Benjamin M. Soto, Esquire
President and Chief Executive Officer of
Premium Title & Escrow, LLC

VIRTUAL ANNUAL MEETING

Thursday, May 18, 2023, at 10:00 a.m. EDT
See Proxy Statement for details on virtual meeting.

FORM 10-K

The Company's Form 10-K may be obtained,
free of charge, by contacting:

Jane E. Cornett
Vice President & Corporate Secretary, Eagle Bancorp, Inc.
7830 Old Georgetown Road, Bethesda, MD 20814
240.497.2041 | jcornett@EagleBankCorp.com

For more 2022 financial information about Eagle Bancorp, Inc.,
visit our Investor Relations page at www.EagleBankCorp.com.

STOCK EXCHANGE LISTING

Common shares of Eagle Bancorp are traded on the
Nasdaq Capital Market under the symbol EGBN.

CORPORATE OFFICES

7830 Old Georgetown Road, Bethesda, MD 20814
301.986.1800

INVESTOR RELATIONS

David G. Danielson
7830 Old Georgetown Road, Bethesda, MD 20814
240.552.9534 | ddanielson@EagleBankCorp.com

EXECUTIVE MANAGEMENT

Susan G. Riel **
President and Chief Executive Officer of Eagle Bancorp, Inc.,
and EagleBank

Joseph L. Clarke
Executive Vice President and Chief Operating Officer
of EagleBank

Charles D. Levingston, CPA **
Executive Vice President and Chief Financial Officer
of Eagle Bancorp, Inc., and EagleBank

Antonio F. Marquez **
Executive Vice President of Eagle Bancorp, Inc.
Senior Executive Vice President and President
of Commercial Banking of EagleBank

Jay Namputhiripad
Executive Vice President and Chief Risk Officer
of EagleBank

Lindsey S. Rheaume **
Executive Vice President of Eagle Bancorp, Inc.
Executive Vice President and Chief Commercial
& Industrial Lending Officer of EagleBank

Ryan Riel
Executive Vice President and Chief Real Estate Lending Officer
of EagleBank

Paul Saltzman, Esquire **
Executive Vice President and Chief Legal Officer of
Eagle Bancorp, Inc., and EagleBank

Janice L. Williams, Esquire **
Executive Vice President of Eagle Bancorp, Inc.
Senior Executive Vice President and Chief Credit Officer

TRANSFER AGENT

Computershare Trust Company, NA
By Regular Mail
P.O. Box 43006, Providence, RI 02940−3078
By Overnight Delivery
150 Royall St., Suite 101, Canton, MA 02021
By Phone
Toll Free 877.282.1168

COUNSEL

Cleary Gottlieb Steen & Hamilton LLP
2112 Pennsylvania Avenue, NW, Washington, DC 20037
Thompson Hine LLP
1919 M Street, NW, Suite 700, Washington, DC 20036

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Crowe LLP
1455 Pennsylvania Avenue, NW, Suite 700, Washington,
DC 20004

---

* Directors of Eagle Bancorp, Inc., and EagleBank
** Lead Independent Director
*** Executive Officer of Eagle Bancorp, Inc.

EagleBank: Member Federal Deposit Insurance Corporation, Equal Housing Lender,
Member Federal Reserve System, Member Federal Home Loan Bank of Atlanta,
Affirmative Action/Equal Opportunity Employer ©2023 Eagle Bancorp, Inc.



VIRGINIA

1. **Ballston** 4420 N. Fairfax Drive, Arlington, VA 22203
2. **Chantilly** 13986 Metrotech Drive, Chantilly, VA 20151
3. **Fairfax** 11166 Fairfax Boulevard, Fairfax, VA 22030
4. **Tysons Corner** 8245 Boone Boulevard, Tysons Corner, VA 22182

MARYLAND

5. **Bethesda** 7735 Old Georgetown Road, Suite 100, Bethesda, MD 20814
6. **Chevy Chase** 5480 Wisconsin Avenue, Suite 5476B, Chevy Chase, MD 20815
7. **Park Potomac** 12505 Park Potomac Avenue, Potomac, MD 20854
8. **Shady Grove** 9600 Blackwell Road, Rockville, MD 20850
9. **Silver Spring** 8665-B Georgia Avenue, Silver Spring, MD 20910
10. **Twinbrook** 12300 Twinbrook Parkway, Suite 100, Rockville, MD 20852

WASHINGTON, DC

11. **Dupont Circle** 1228 Connecticut Avenue, NW, Washington, DC 20036
12. **Gallery Place** 700 K Street, NW, Suite 60, Washington, DC 20001
13. **Georgetown** 3143 N Street, NW, Washington, DC 20007
14. **K Street** 2001 K Street, NW, Washington, DC 20006
15. **McPherson Square** 1425 K Street, NW, Washington, DC 20005

LOAN PRODUCTION OFFICES

- 7830 Old Georgetown Road, Bethesda, MD 20814
- 4550 Forbes Boulevard, Lanham, MD 20706
- 2001 K Street, NW, Suite 150, Washington, DC 20006
- 8245 Boone Boulevard, Suite 820, Tysons Corner, VA 22182

OTHER OFFICES

Corporate Headquarters
7830 Old Georgetown Road, Bethesda, MD 20814

Premier Banking
2001 K Street, NW, Suite 150, Washington, DC 20006

OUR MISSION

We have a mission to be the most respected and profitable community bank. To do this, we put relationships first, to the delight of our customers, employees, and shareholders, and relentlessly deliver the most compelling service and value.

RELATIONSHIPS F·I·R·S·T

FLEXIBLE
We begin our relationships based on our time-tested tradition of listening to each customer, collaborating with colleagues, and designing a comprehensive, creative solution that brings value to and appreciation from our customers. We enhance the relationship with empowered, "Yes, We Can" service and live up to our strong belief that formulas don't make good banking sense, relationships do. Being entrepreneurial—it is our differentiator.

INVOLVED
We build our relationships by developing a rapport that is based on partnership, mutual respect, and a desire to delight. We are unwavering in our commitment to the goals and growth of our customers, colleagues, and community through volunteerism. We believe that doing the little extras and staying involved with our customers demonstrate our difference.

RESPONSIVE
We shape our relationships by taking ownership for being ever-responsive, from beginning to end, day in and day out. We understand that reliable, accurate, and time-sensitive communication is fundamental to preserving reputation and relationships, internally and externally.

STRONG
We strengthen our relationships each time we are called upon for our expertise and know-how. We are committed to enhancing our professional knowledge in order to remain credible, current, and strong partners with our customers, colleagues, and community. Our history of sustaining a well-capitalized and profitable position emphasizes our strength and reinforces our relationships. We believe that diversity of talent equals diversity of thought, and only serves to strengthen our role as community builders.

TRUSTED
We uphold our relationships with honesty, openness, and reliability. Our actions reflect our values, and underscore our commitment to a diverse and inclusive environment. We can be counted on to do "the right thing." We understand that underlying a sound, long-lasting relationship is the essential element of trust. Trust can be lost in a moment, so we are vigilant in our actions and words.



EAGLE BANCORP, INC.

EAGLEBANKCORP.COM